March 19, 2007

Securities and Exchange Commission

Sent Via Facsimile #:

Attn: Duc Dang

(202) 772-9206

100 F Street, NE

Washington, DC 20549

RE:

Cord Blood America, Inc., Registration Statement:

Withdrawal of Request for Acceleration

Gentlemen:

By this letter Cord Blood America, Inc., hereby withdraws its request for Acceleration of Effectiveness of its SB-2 Registration Statement filed on February 16, 2006, with the SEC, and which pertained to its Form SB-2 Registration Statement - File Number 333-131819.

This Registration Statement was subsequently amended several times, and was ultimately declared effective on January 21, 2007.

Very truly yours,

Matthew L. Schissler, Chairman & CEO

Cord Blood America, Inc.

cc:

Donald G. Davis

Davis & Associates

(213) 400-2007

9000 W. Sunset Boulevard, Suite 400

Los Angeles, CA 90069

Ph: 310.432.4090; Fax: 310.432.4098